iAssay®

Meet the only universal portable medical test reader

SimpleTest™


41
398
58
166
1.93
240
30
0.6
5
96%
99%
<26
4.5
7.82

VANDERBILT UNIVERSITY

GATTACo™

UCLA David Geffen School of Medicine

The Market

POINT OF CARE DIAGNOSTIC MARKET, BY REGION (USD BILLION)



$46.7
$28.5
2017
2018
2019
2020
2021
2022
2023
2024
NORTH AMERICA
EUROPE
ASIA PACIFIC
LATAM
MEA

The Problem

There are over **7 billion medical tests** conducted every year

Closed System

Currently the corporations which create' these tests test all use a closed system.

Manual Reading

That forces you to go to a lab, rely on error-prone manual test reading, and wait days for the results.





iAssay

Solution

- SimpleTest by iAssay is a portable, universal medical-test reader that is synced to the cloud
- It allows tests to be performed anywhere, eliminates human error, and produces results in minutes


96%
99%
<26
4.5
7.82
41
398
58
166
1.93
240
30
0.6
5

How it works

Step 1

Test are inserted into the SimpleTest reader using our patented configurable universal reader

Step 2

Our proprietary software analyzes the test and produces the results

Step 3

Data is automatically synced to the appropriate medical cloud and sent to the physician





Applications to Date

SimpleTest is able to analyze a wide array of tests including:

- ✓ Covid-19
- ✓ Cardiology
- ✓ Hematology
- ✓ OB/GYN
- ✓ Infectious diseases
- ✓ Oncology
- ✓ Drugs of abuse

Competition

Feature	iAssay SimpleTest	Abbott iSTAT	Siemens Healthineers Epoc
Market Segment: Physician	✔	✔	✔
Market Segment: Home Health	✔	✘	✘
Mult-Source Test Cartridges	✔	✘	✘
Numberof Compatible Test Cartridges	**100+**	**18**	**2**
Simple to Operate	✔	✘	✘
Wireless 3G/4G/NF/Wi-Fi Compatible	✔	✘	✘
Bluetooth Vital Sign Sensor Compatible	✔	✘	✘
Transparently Upgradable via Automatic Software Download	✔	✘	✘
Automatically populates Electronic Health Records	✔	✘	✘
Facilitates Billing / Payment	✔	✘	✘
Price	**$1 Per Test**	**$6-14K**	**$7-12K**

The Team

SCIENTIFIC AND BUSINESS ADVISORY BOARDS

- **Larry J. Kricka, PhD** : *POC expert; Past President, AACC, Emeritus Professor, Univ of Pennsylvania*
- **Howard Robin, MD** : *Past President, SD Blood Bank / Cancer Society, 30 Years Sharp Health Care Physician*
- **Deen Wong**: , *MD: Pathologist, Sonic Labs*
- **Gene Tu** : *Founder Genoptix (Novartis), Nanogen, MBI, Successfully Exited*
- **Richard Anglin, JD** : *CEO and Founder Telmedx*

MANAGEMENT TEAM



Lonnie
Adelman

- Entrepreneur > 20 years
- Commercialized 1st PCR machine
- 12-year veteran of HP



Tom
Hayhurst

- 35 years in Diagnostic industry
- Executive Business Consultant for the Biotech Industry
- Senior executive positions at Abbott Labs, Amersham, & Behring



George
Foo

- Deep manufacturing and supply chain expertise, 31 years at HP



Ed
Strong

- PhD, Genetics and Genomics, Cornell University
- CEO, LifeGenomix
- DNA Four, Inc.
- Co-founder, MedGenomics

iAssay

Use of Funds

40%

SALARIES
(FULLY BURDENED)

12%

MARKETING


$1.265M
TOTAL

11%

LEGAL AND REGULATORY

37%

CONTRACT R&D

Timeline


PROJECT MILESTONE
US Patent 10,309,954 Issued
US Patent 10,753,921 issued
File Patent Apps
Validation & Key Clinical Trials w/proto
Development MVP
File Key IP
Initial validation testing
Signed Key Pilot Agreement
Grow Content
> Menu per Device
Market Growth - > Users
Strategic Planning
Content & Health IT Partnerships
First Revenues
iAssay® Device Production
FDA EUA Inflection Point
2017
2018
2019
2020
2021
2022
2023
Market Launch
Break-Even
Merge with Strategic Partner or Competitor
Reach FDA 510k Inflection Point
Ramp and Scale
FINANCIAL MILESTONE
Friends & Family
Complete Seed Raise on Note $1.1 MM
Series A $5MM